

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Steve Carnes
Chief Executive Officer
GEMZ Corp. NV
2180 N. Park Avenue, Suite 200
Winter Park, FL 32789

> **Re: GEMZ Corp. NV**
> **Offering Statement on Form 1-A**
> **Amendment filed July 14, 2023**
> **File No. 024-12239**

Dear Steve Carnes:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2023 letter.

Amended Form 1-A filed July 14, 2023

General

1.   We partially reissue comment 1. Please clearly disclose in the risk factor on page 4 that any securities sold in this offering can be resold "only" through an effective resale registration statement under the Securities Act of 1933 or an available exemption from registration.

2.   We partially reissue comment 2. Please revise the disclosure in the first risk factor on page 5 to further elaborate upon:

- when the OTC Markets will consider removal of a company's shell risk designation and what factors OTC Markets will consider in evaluating such requests;

- what constitutes a "shell risk" company for purposes of the OTC Markets, including the financial and other characteristics of a shell company; and

- the implications of the OTC Markets' designation of the company as a "shell risk" company for investors who purchase shares in this offering, including being eligible for unsolicited quotes only.

You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Eric Newlan